SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of March, 2004

Commission File Number: 001-14475

TELESP HOLDING COMPANY

(Translation of registrant’s name into English)

Rua Martiniano de Carvalho, 851 – 21o andar

São Paulo, S.P.

Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐    No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐    No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

TELESP HOLDING COMPANY

TABLE OF CONTENTS

Item
1.	Press Release entitled “Telecomunicações de São Paulo S.A. – Telesp Announces the Proposal for the Modification of the Company’s Bylaws and the Organizational Structure of the Company” dated on March 05, 2004.

Exhibit 99

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

Announces the Proposal for the Modification of the Company’s bylaws and the Organizational Structure of the Company

March 05, 2004 (04 pages)

For more information, please contact:

Charles E. Allen

Telesp, São Paulo, Brazil

Tel.: (55-11) 3549-7200

Fax: (55-11) 3549-7202

E-mail: callen@telesp.com.br

URL: www.telefonica.com.br

(São Paulo – Brazil, March 05, 2004) Telecomunicações de São Paulo S/A – TELESP (NYSE: TSP; BOVESPA: TLPP) hereby informs Proposal for the Modification of the Company’s bylaws and the Organizational Structure of the Company.

The proposal for the modification of the Company’s bylaws and the organizational structure of the Company is submitted to the Executive Management for its approval, as follows:

I - Modify the denomination of Vice-Presidency for Long Distance and Interconnection Businesses to Vice-Presidency of Businesses with Operators.

II - Transfer from the Vice-Presidency mentioned in item “I” above to the Commercial Vice-Presidency for Residential Clients and the Commercial Vice-Presidency for Businesses, the attributions related to the long distance products and services for residential and corporate clients, as well as, and respectively, the bodies not included in the bylaws that execute those activities: Management for Residential Long Distance and Management for Corporate Long Distance.

III - Modify in the Vice-Presidency of Business with Operators, mentioned in item “I” above, the denominations of the remaining Managements into: Commercial Management Operators, Management for Interconnection Services, Management of Wholesale Business and Services and Management of Clients Operations.

IV - Formalize the necessary adaptations to the attributions and structures of the aforementioned Vice-Presidencies, resulting of the reorganization described in items (i) to (iii).

The aforementioned proposals will result in the modification of the wording of the Company’s as follows:

“Art. 20 – The Executive Board shall be made up of at least three (3) and at most twelve (12) members, who may or not be shareholders, who are resident in Brazil, to be elected by the Board of Directors, as follows: (a) Chief Executive Officer; (b) Vice-President of Corporate and Regulatory Strategy; Vice-President for Financial Planning; (d) General Executive Officer; (e) Executive Vice-President of Strategic Planning; (f) Vice-President of Administration and Finance; (g) Vice-President of Network; (h) Commercial Vice-President for Businesses; (i) Commercial Vice-President for Residential Clients; (j) Vice-President of Human Resources; (k) Vice-President of Businesses with Operators; and (l) Vice-President of Organization and Information Systems.

Paragraph One – The Vice-President of Corporate and Regulatory Strategy, the Vice President of Financial Planning and the General Executive Officer shall report to the Chief Executive Officer, while the other Vice-Presidents shall report to the General Executive Officer.

Paragraph Two - One same Executive Officer may be elected to accumulate attributions of more than one office on the Executive Board.”

. . .

“Art. 23 – The following are the specific incumbencies of each member of the Executive Board:

A- Chief Executive Officer:

. . .

B- Vice-President of Corporate and Regulatory Strategy:

. . .

C – Vice-President of Financial Planning:

. . .

D – General Executive Officer:

. . .

E – Executive Vice-President of Strategic Planning:

. . .

F – Vice-President of Administration and Finance;

. . .

G – Vice-President of Network:

1.	To develop policies, plans and guidelines and ensure the implementation of the Company’s technologic strategy, so as to make the network’s capacity and development available and to enable the offer of services, according to the needs of the market and of the business areas of the Company, supervising the execution of such activities;

2.	To establish a proposal of a long-term technologic strategy for network development;

3.	To set guidelines for the development of network expansion projects, according to the needs defined by the Commercial Vice-Presidency for Businesses, the Commercial Vice-Presidency for Residential Clients and the Vice-Presidency of Businesses with Operators, supervising the execution of such activities;

4.	To set policies, plans and guidelines and assure the operation and maintenance of the external plant, as well as the management of the processes related to the operation and maintenance of the internal plant;

5.	To set guidelines for the operation and maintenance of the network and technical assistance to users, supervising the execution of such activities;

6.	To set guidelines for the provision, installation and maintenance of services, according to the needs of the Commercial Vice-Presidency for Businesses, the Commercial Vice-Presidency and the Vice-Presidency of Businesses with Operators, supervising the execution of such activities; and

7.	To perform other duties that may be assigned to him/her by the Board of Directors or the General Executive Officer of the Company.

H – Commercial Vice-President for Businesses:

1.	To develop policies, plans and guidelines in order to ensure the implementation of the business strategies, specifically as related to corporate clients, companies, small businesses and users of long distance services, in order to fulfill the needs of the users, clients and the market;

2.	To consolidate the business plans related to the segments of corporate clients, companies, small businesses and users of long distance services, taking into consideration the investments and the level of service expected from the Vice-Presidency of Network; and

3.	To perform other duties that may be assigned to him/her by the Board of Directors or the General Executive Officer of the Company.

I – Commercial Vice-President for Residential Clients:

1.	To develop policies, plans and guidelines in order to ensure the implementation of his/her business area strategy, specifically as related to residential telephones, special residential ones, public use telephones, teleservice, telephone directories and long distance services, so as to fulfill the needs of the users and the market, supervising the execution of such activities;

2.	To consolidate the business plans related to residential telephones, special residential ones, public use telephones, teleservice, telephone directories and long distance services, considering the investments and the level of service expected from the Vice-Presidency of Network; and

3.	To perform other duties that may be assigned to him/her by the Board of Directors of the General Executive Officer of the Company.

J – Vice-President of Human Resources:

. . .

K – Vice-President of Businesses with Operators:

1.	To develop policies, plans and guidelines in order to ensure the implementation of the strategy of his/her business are, specifically related to the interconnection with operators;

2.	To consolidate the business plans related to the interconnection with operators market, considering the investments and the level of service expected from the Vice-Presidency of Network, aiming to accomplish the budget targets;

3.	To develop policies and guidelines in order to ensure the implementation of activities related to the interconnection with providers and the local, domestic and international long distance operator; and

4.	To perform other duties that may be assigned to him/her by the Board of Directors of the General Executive Officer of the Company.

L – Vice-President of Organization and Information Systems:

. . .”

Once approved, the proposal shall be submitted to the Board of Directors of the Company, in order to obtain the approval on matters pertaining to its competence and to send to the General Shareholders’ Meeting the matters pertaining, in particular, to its competence.

José Carlos Misiara

Vice-President of Human Resources

Approved in REDIR # 205, dated as of February 16, 2004

Manoel Luiz Ferrão de Amorim

General Executive Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELESP HOLDING COMPANY

Date: March 05, 2004.	By:	/s/ Charles E. Allen
	Name:	Charles E. Allen
	Title:	Investor Relations Director